EXHIBIT 23.3

                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors
HealthCare Interchange, Inc.:




     We consent to the use, in the registration statement on Form S-1, to be filed on February 1, 1999, of MedE America Corporation, of our audit report, dated September 8, 1998, except as to notes 3 and 15, which are as of October 30, 1998, on the consolidated balance sheet of HealthCare Interchange, Inc. and subsidiary as of June 30, 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the nine-month period ended June 30, 1998, which report appears in the registration statement No. 333-55977 on Form S-1 of MedE America Corporation, dated January 29, 1999, and to the reference to our firm under the heading "Experts" in the prospectus.



                                                                        KPMG LLP




St. Louis, Missouri
February 1, 1999